SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

    [X]        Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002.

OR

    [   ]        Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act of 1934

For the transition period from ______________ to __________________

Commission file number: 000-24293

    A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

    B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
3600 Mueller Road
St. Charles, Missouri 63301

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a)

Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of Conner Ash P.C., independent auditors, dated June 27, 2003.

(b)	Exhibits:

(i)	The consent of Conner Ash P.C., to incorporation by reference, filed as Exhibit 23.1 to this Report.

(ii)

Certification of Chief Executive Officer of LMI Aerospace, Inc. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as Exhibit 99.1 to this Report.

(iii)

Certification of Chief Financial Officer of LMI Aerospace, Inc. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as Exhibit 99.2 to this Report.

LMI AEROSPACE, INC.
PROFIT SHARING AND SAVINGS
PLAN AND TRUST

DECEMBER 31, 2002

LMI AEROSPACE, INC.
PROFIT SHARING AND
SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
with
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS
and
SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS
---------------------------------------------------------------------------
                              Financial Statements

                                                                     Page
                                                                     ----
Report of Independent Certified Public Accountants                    5

Statements of net assets available for plan benefits                  6

Statement of changes in net assets available for plan benefits        7

Notes to financial statements                                         8

                             Supplemental Schedule

Schedule of assets held for investment purposes - line H.4(i)        12

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Trustees
LMI Aerospace, Inc. Profit Sharing and
   Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statements of net assets available for benefits – modified cash basis of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits – modified cash basis for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, on the basis of accounting designated in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Conner Ash, P.C.

St. Louis, Missouri
June 27, 2003

                     LMI AEROSPACE, INC. PROFIT SHARING AND
                             SAVINGS PLAN AND TRUST
                 See accompanying notes and accountants' report.
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                Years Ended December 31,
                                                 2002                 2001
--------------------------------------------------------------------------------
ASSETS

  INVESTMENTS
        Money market funds                   $  1,579,974       $  1,116,003
        Loans to participants                     734,653            728,328
        Employer securities                     2,193,014          4,190,334
        Mutual funds                            5,552,622          6,325,631
                                           ------------------------------------

           TOTAL INVESTMENTS                   10,060,263         12,360,296
                                           ------------------------------------

  NET ASSETS AVAILABLE FOR PLAN BENEFITS      $10,060,263        $12,360,296
                                           ====================================

                 See accompanying notes and accountant' report

                     LMI AEROSPACE, INC. PROFIT SHARING AND
                             SAVINGS PLAN AND TRUST
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 2002
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS
    Investment income:
        Net depreciation in fair value of
           investments (Note 4)                              $ (3,231,517)
        Interest                                                    60,460
        Dividends                                                  134,652
                                                          -------------------

                                                                (3,036,405)
                                                          -------------------

    Contributions:
        Employer's:
           Cash                                                     86,096
           Company stock                                           111,800
        Employees                                                1,234,445
        Rollovers                                                   20,943
                                                          -------------------

                                                                 1,453,284
                                                          -------------------

           TOTAL ADDITIONS                                      (1,583,121)
                                                          -------------------

DEDUCTIONS FROM NET ASSETS
    Benefits paid to participants                                  693,287
    Administrative expenses                                         23,625
                                                          -------------------

           TOTAL DEDUCTIONS                                        716,912
                                                          -------------------

NET DECREASE                                                    (2,300,033)
                                                          -------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
        Beginning of year                                       12,360,296
                                                          -------------------

        End of year                                            $10,060,263
                                                          ===================

                 See accompanying notes and accountant' report

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1.    PROFIT SHARING PLAN DESCRIPTION

The Plan sponsor is LMI Aerospace, Inc., a manufacturer of formed metal parts, predominantly for the commercial aircraft industry.

The following brief description of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”), is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution-plan covering all employees who have completed one year of service (1,000 hours). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Discretionary contributions

Employer profit sharing contributions to the Plan are discretionary. For 2002, allocation of employer contributions is based on a fraction, the numerator of which is one and the denominator is the number of active participants for the Plan year. Forfeitures of terminated participants’ nonvested account balances are allocated in the same manner as employer contributions. Included in Plan assets at December 31, 2002 is $77,648 in forfeitures to be applied to participant accounts in 2003. No forfeitures were allocated during 2002.

401(k) matching contributions

The Plan includes Internal Revenue Code Section 401(K) provisions whereby employees may elect to defer not less than 1 percent or more than 60 percent of their compensation. The employer elects annually to match a portion of the employee deferrals. Prior to the beginning of each Plan year, written notice is given to all participants as to any employer matching contributions. For the Plan year ended December 31, 2002, the employer contributed 50 cents for each $1 contributed by each participant up to a maximum employer contribution of $675.

Participant directed investments

Participants may allocate their deferrals and employer contributions among the Janus Advisor International, Baron Growth, Turner Small Cap Value, Janus Balanced Fund, Fidelity Advisor Equity Growth Fund, and among a variety of managed funds by Federated.

The Plan also allows participants to purchase the common stock of LMI Aerospace, Inc. on a quarterly basis. See Note 5 for further description.

See accountants’ report.

1.    PROFIT SHARING PLAN DESCRIPTION — CONTINUED

Vesting schedule

Participants are always 100 percent vested in their deferred contribution and the employer matching contribution.

Participants’ vested interest in the remainder of the employer contribution is determined under the following schedule and is based on vesting years of service.

             Years of service                        Percentage
             ----------------                        ----------
                 0 - 1                                    0%
                 1 - 2                                   10%
                 2 - 3                                   20%
                 3 - 4                                   30%
                 4 - 5                                   40%
                 5 - 6                                   60%
                 6 - 7                                   80%
                 7 - over                               100%
Payment of benefits

Upon termination of service, retirement, death or total disability, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of his account, periodic payments over a fixed period of time not to exceed the life expectancy of the participant, or the joint life expectancy of the participant and the participant’s spouse. For a nonspousal beneficiary, the Plan must assure that at least 50 percent of the present value of the benefit is payable over the life expectancy of the beneficiary.

Payment of administrative expenses

Expenses related to investing activities are paid by the Plan while accounting, legal and recordkeeping expenses are paid by the employer.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the modified cash basis of accounting. The cash basis has been modified to use the quoted market prices to value all investments except participant loans. Participant loans are stated at the amount due on December 31. Net depreciation in fair value of investments includes both realized and unrealized depreciation, including those investments bought and sold during the year.

3.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

4.    INVESTMENTS

The Plan’s investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan’s net assets at December 31 are separately identified.

                                                           Fair Value
                                                -------------------------------
                                                      2002               2001
                                                -------------------------------

   Participant loans                            $     734,653    $     728,328
   Fidelity Advisor Equity Mutual Fund              2,219,916        2,872,422
   Federated Capital Preservation Mutual Fund       1,579,974        1,116,003
   LMI Aerospace, Inc. common stock                 2,193,016        4,190,334
   Janus Balanced Mutual Fund                       3,282,497        3,453,209
   Other mutual funds                                  50,207                -
                                                -------------------------------

                                                  $10,060,263      $12,360,296
                                                ===============================
Investment earnings consisted of $60,460 in interest and $134,652 in dividends. The Plan’s investments (including investments bought, sold, and held during the year) depreciated in value for 2002 as follows:

        LMI Aerospace, Inc. common stock                        $(1,971,387)
        Mutual funds                                             (1,260,130)
                                                            ---------------
                                                               $ (3,231,517)

5.    EMPLOYER SECURITIES

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances. At December 31, 2001, participants held 970,963 shares valued at $4.3156 a share per the NASDAQ. At December 31, 2002, participants held 987,844 shares that were valued at the closing price of $2.220 a share per the NASDAQ.

6.    RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Federated. Federated is a service organization for the trustee of the Plan. Fees paid by the Plan for investment management services to Federated amounted to $357 for the year ended December 31, 2002.

7.    PLAN TERMINATION

While it is the Company’s intention to continue the Plan indefinitely in operation, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

SUPPLEMENTAL SCHEDULE

                                F.I.N. 43-1309065
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         SCHEDULE H - PART IV LINE 4(i)

                          Year Ended December 31, 2002

                                      Description of investment
                                      including maturity date,
Identity of issue, borrower,        rate of interest, collateral,                       Current
  lessor, or similar party             par, or maturity value             Cost           value
--------------------------------------------------------------------------------------------------

INVESTMENTS
     Janus Balanced
       Mutual Fund                  Registered Investment Company       $1,802,563      $3,282,496
     Janus Advisor
       International                Registered Investment Company            1,932           1,934
     Fidelity Advisor Equity
       Mutual Fund                  Registered Investment Company        2,272,157       2,219,917
     Baron Growth Fund              Registered Investment Company            1,932          13,237
     Turner Small Cap
       Value Fund                   Registered Investment Company            2,410           2,511
    *Federated Stock Trust          Registered Investment Company            3,002           3,139
    *Federated Kaufmann Fund        Registered Investment Company            2,603           2,772
    *Federated Mini-Cap
       Index Fund                   Registered Investment Company            1,905           1,874
    *Federated Max-Cap
       Index Fund                   Registered Investment Company            2,857           2,984
    *Federated Total
       Return Bond Fund             Registered Investment Company            9,690          10,745
    *Federated Capital
       Appreciation Fund            Registered Investment Company           10,754          11,013
    *Federated Capital
       Preservation Mutual Fund     Registered Investment Company        1,579,974       1,579,974
                                                                       -----------    ------------

                                                                        $5,691,779      $7,132,596
                                                                       ===========    ============

PARTICIPANT LOANS                   4.75% - 10%                         $        -     $   734,653
                                                                       ===========    ============

EMPLOYER SECURITIES                 Common stock; 987,844 shares       $   619,705      $2,193,014
                                                                       ===========    ============

     * party-in-interest

See accountants’ report.

LMI AEROSPACE, INC. PROFIT SHARING AND
SAVINGS PLAN AND TRUST

FORM 11-K

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST By: LMI AEROSPACE, INC., as Plan Administrator By: /s/ Lawrence E. Dickinson Lawrence E. Dickinson Chief Financial Officer and Secretary

Date:   June 27, 2003

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K

EXHIBIT INDEX

Exhibit
Number                       Exhibit
-------                      -------

  23.1       Consent of Conner Ash P.C. to  incorporation  of its report by reference in the annual report of the LMI Aerospace, Inc.
             Profit Sharing and Savings Plan and Trust.

  99.1       Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
             Statement of Chief Executive Officer.

  99.2       Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
             Statement of Chief Financial Officer.

EXHIBIT 23.1

Consent of Independent Auditors

        We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-70259 and No. 333-38090) pertaining to the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust, the Amended and Restated LMI Aerospace, Inc. 1998 Stock Option Plan, and the 1989 Employee Incentive Stock Option Plan, of our report dated June 27, 2003, with respect to the financial statements of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Conner Ash, P.C.

St. Louis, Missouri
June 27, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) on Form 11-K as amended for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ronald S. Saks, Chief Executive Officer of LMI Aerospace, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      (1)    The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

 /s/ Ronald S. Saks
Ronald S. Saks
Chief Executive Officer and President
LMI Aerospace, Inc.

June 27, 2003

This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) on Form 11-K as amended for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lawrence E. Dickinson, Chief Financial Officer of LMI Aerospace, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      (1)    The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

 /s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Chief Financial Officer and Secretary
LMI Aerospace, Inc.

June 27, 2003

This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose.